UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REALTY CAPITAL NEW YORK CITY, REIT, INC.

(Name of Subject Company)

AMERICAN REALTY CAPITAL NEW YORK CITY, REIT, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

02918L100
(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.

Executive Chairman, Chief Executive Officer, President, and Secretary

American Realty Capital New York City REIT, Inc.

405 Park Avenue, 4th Floor

New York, New York 10022

(212) 415-6500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to :

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements Items 2, 4, 6, 7, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2018, as amended by Amendment No. 1 thereto filed with the SEC on February 22, 2018 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to a tender offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Offeror”) to purchase up to 124,844 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of the Company at a price equal to $16.02 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the SEC, as originally filed on January 29, 2018 and as amended on February 12, 2018 and on March 2, 2018 (the “Offer to Purchase”). Pursuant to the amendment on March 2, 2018, the Offeror decreased the number of shares of Common Stock the Offeror was offering to purchase pursuant to the Offer from 1,600,000 to 124,844.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph thereof with the following:

“This Schedule 14D-9 relates to the Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 124,844 shares of Common Stock at a price equal to $16.02 per share pursuant to its Offer to Purchase. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on March 20, 2018.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first paragraph under the heading “Solicitation or Recommendation” is hereby replaced with the following:

“On February 6, 2018, the Company commenced a tender offer, which was amended on February 22, 2018 and again on March 6, 2018 (the “Company Offer”). Pursuant to the Company Offer, the Company is offering to purchase up to 140,000 shares of Common Stock at a price of  $17.03 per share of Common Stock. Although the Company Offer is superior to the Offer, for the reasons discussed below, the Company’s board of directors (the “Board”) unanimously recommends that stockholders NOT tender their shares of Common Stock pursuant to the Company Offer or the lower Offer.”

The fourth paragraph under the heading “Reasons for the Recommendation” is hereby replaced with the following:

“The Board acknowledges that each stockholder should evaluate whether to tender his or her Shares only after a review of the Offer and the Company Offer. In addition, because the shares of Common Stock are not listed on a national securities exchange, and because of the limited liquidity provided by the Company’s share repurchase program (the “SRP”), which is only open in the event of death or disability, the Board notes that each individual stockholder should determine whether to tender based on, among other considerations, his or her liquidity needs. Further, on February 27, 2018 the Board authorized a suspension of distributions, effective as of March 1, 2018. The Board has suspended distributions to enhance the Company’s ability to execute on acquisitions, repositioning and leasing efforts related to the six properties owned by the Company. The Board believes this change better positions the Company for future growth and a successful future liquidity event. There can be no assurance the Company will resume paying distributions or at what rate any future distributions may be paid. There also can be no assurances with respect to when or if the Company will ultimately achieve a liquidity event, or as to the future value of the shares of Common Stock.”

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph with the following:

“Between December 1, 2017 and March 1, 2018, pursuant to the Company’s distribution reinvestment plan, the Company issued 279,585.6 shares of Common Stock at $20.26 per share, equal to Estimated Per-Share NAV.”

Item 7.	Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

“On February 27, 2018 the Company's board of directors authorized a suspension of distributions, effective as of March 1, 2018.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

“On February 27, 2018, the Board approved amendments (the “Charter Amendments”) to the Company’s charter (the “Charter”) that would (i) remove provisions in the Charter that are required by the standards set forth in the Statement of Policy Regarding Real Estate Investment Trusts promulgated by the North American Securities Administrators Association, Inc., (ii) remove a provision in the Charter regarding the Company’s duration, and (iii) revise provisions in the Charter regarding ownership and transfer restrictions. Approval of the Charter Amendments requires the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon, and the Board also approved submission of the Charter Amendments for approval by the Company’s stockholders at the Company’s 2018 annual meeting of stockholders, which has not yet been scheduled. If adopted, the Charter Amendments may discourage a takeover that could otherwise result in a premium price to our stockholders.”

“On March 6, 2018, the Company amended the Company Offer to (i) decrease the number of shares the Company is offering to purchase pursuant to the Company Offer from 1,600,000 to 140,000 shares, and (ii) add an additional condition of the Offer.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
(a)(7)	Schedule TO/A filed by the Company with the SEC on March 6, 2018, incorporated by reference herein
(a)(8)	Letter to Stockholders, dated March 6, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed by the Company with the SEC on March 6, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2018
	By:	Edward M. Weil, Jr.
Name: Edward M. Weil, Jr. Title: Executive Chairman, Chief Executive Officer, President, and Secretary